Exhibit 12.1

WESTLAKE CHEMICAL CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(thousands of dollars)

	For the years ended December 31,					For the three months ended March 31,
	2011	2010	2009	2008	2007	2012

Earnings
Income (Loss) before Income Taxes	$401,432	$342,960	$78,753	$(58,022)	$158,957	$134,795
Fixed Charges	65,513	54,886	50,836	52,031	34,507	16,153
Amortization of Capitalized Interest	—	—	—	—	—	—
Equity Investee Distributions	2,463	—	—	—	—	1,041
Capitalized Interest	(693)	(22)	(123)	(3,198)	(2,181)	(736)
Equity Investment (Income) Loss	(2,890)	(2,212)	(3,818)	(621)	(2,796)	(339)

Total Earnings Available for Fixed Charges	$465,825	$395,612	$125,648	$(9,810)	$188,487	$150,914

Fixed charges
Interest Expense	$50,922	$39,875	$34,957	$33,957	$18,422	$12,177
Capitalized Interest	693	22	123	3,198	2,181	$736
Amortization of Debt Issue Costs	1,683	2,154	1,461	954	760	400
Portion of Rentals	12,215	12,835	14,295	13,922	13,144	2,840

Total Fixed Charges	$65,513	$54,886	$50,836	$52,031	$34,507	$16,153

Ratio of Earnings to Fixed Charges	7.1	7.2	2.5	—	5.5	9.3